

February 24, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Invesco Actively Managed Exchange-Traded Fund Trust
        Issuer CIK: 0001418144
        Issuer File Number: 333-147622 / 811-22148
        Form Type: 8-A12B
        Filing Date: February 24, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Invesco Flexible Income
ETF and Invesco Agency MBS ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications